Thacher Proffitt & Wood LLP Two World Financial Center New York, NY 10281 212.912.7400 Fax: 212.912.7751 www.tpw.com Direct Dial: (212) 912-7446

February 28, 2007

Mr. Paul Cline
Senior Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:         Carver Bancorp, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2006
File No. 001-13007

Dear Mr. Cline,

This letter is in response to your comment letter dated January 24, 2007 concerning your review of the financial statements and related disclosures contained in the Form 10-K for the fiscal year ended March 31, 2006 (the “Form 10-K”) of our client, Carver Bancorp, Inc. (the “Company”). Your comments and the Company’s response to them are set forth below.

Form 10-K for the fiscal year ended March 31, 2006

Item 1. Business

Loan Sales

1.	We note that from time to time you sell loans in secondary market. Please address the following comments:

a.	Please revise to disclose how you classify these loans in your balance sheet at origination and disclose how your policy is consistent with paragraph 8a of SOP 01-6 and paragraphs 4 and 6 of SFAS 65.

The Company classifies loans consistent with paragraph 8a of SOP 01-6 and paragraphs 4 and 6 of SFAS 65. Prior to and including the fiscal year ended March 31, 2006, the Company did not separately present loans as held for sale on its Statement of Conditions because virtually all loans originated were sold within the same reporting period. Subsequent to the fiscal year ended March 31, 2006, the Company has changed its business model and now originates a higher volume of loans that are held for sale and may also hold these loans for longer periods. As such, the Company now separately presents loans as held for sale and held for investment on its Statement of Conditions.

b.
Please revise to disclose where you present the cash outflows related to the origination of these loans and the cash inflows related to the sale of these loans in the statement of cash flows, clarifying how your policy is consistent with paragraph 9 of SFAS 102.

The Company has concluded that it did not properly classify cash flows consistent with the stipulations in paragraph 9 of SFAS 102. The Company has now restated its financial statements to correct this error.

c.	Please revise to explain how you determine which loans are initially accounted for as held for sale or are later transferred to the held for sale classification.

Consistent with the Company’s lending policy, it originates all one-to-four family residential mortgage loans it believes to be marketable with the intent to sell. To date, the Company has transferred loans to held-for-sale based upon cautionary advice from the Company’s banking regulator, the Office of Thrift Supervision (the “OTS”). The OTS has raised concerns regarding residential interest only loans related to potential credit risk. As a result, the Company has sought to sell interest only loans, and the Company no longer originates or purchases interest only loans. For the periods being restated, the Company transferred only one loan pool to held-for-sale, based upon the aforementioned caution from the OTS. At the time of transfer, all loans in that pool were performing, and there were no declines in fair value related to credit.

d.
Please revise to reconcile the changes in loans held for sale balances as of March 31, 2006 and 2005 to the amounts presented in the statement of cash flows. Additional information is available in Section II.Q.4 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance outline dated November 30, 2006 available on the SEC’s web-site.

The Company is including in the statement of cash flows in the amended Form 10-K gross originations and gross proceeds related to loans held-for-sale. The Company considers any held-for-sale loans originated and not sold in the same period immaterial and does not separately present them. The remaining balances of loans held-for-sale were $875,000, $76,000 and $495,000 for fiscal years ended March 31, 2006, 2005 and 2004, respectively. The Company reported these amounts with total loans receivable, net on the statement of financial conditions.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Merger with Community Capital Bank

2.
Please tell us how you considered the requirements of Rule 3-05 of Regulation S-X in reporting the acquisition of Community Capital Bank. Provide us the analysis used to determine that none of the significance test thresholds were met.

Based on a reassessment of its analysis of the significance of Community Capital Bank under Rule 210.1-02(w) of Regulation S-X, the Company has determined that Community Capital Bank was significant at the 21.22% level. (As of March 31, 2006, the Company’s assets were $779,596,000 and Community Capital Bank’s assets were $165,420,000.)

The Company will consider what additional filings may be required for an acquisition at the 21.22% level of significance.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flow

3.
We note the operating section for 2006 and 2005 does not foot to the sub-total presented because the $1.5 million impairment charge on securities appears to be incorrectly included in the 2006 column. Please revise to present this item in the 2005 column.

The Company has determined that it accidentally included the referenced charge in the 2006 column as a result of a typographical error, and the Company has now moved the charge to the correct column.

Exhibit 31.1 and Exhibit 31.2 - Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

4.	Please revise your certifications to use the exact form and wording set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

The Company accidentally used an outdated form of the Section 302 certification with the original filing, however it has now revised and refiled the Section 302 certification to include the correct, updated wording.

* * *

The Company informs us that it is aware that (1) it responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact me at 212-912-7446 or Joshua Samit at 212-912-8314.

Sincerely,

/s/ Walter G. Van Dorn, Jr.

Walter G. Van Dorn, Jr.

cc:  Michael Volley, Staff Accountant,
Securities and Exchange Commission
Deborah C. Wright, Chairman and Chief Executive Officer
Carver Bancorp, Inc.
Kofi Appenteng
Joshua Samit,
Thacher Proffitt & Wood LLP